Brandes Investment Trust
11988 El Camino Real, Suite 500
San Diego, California 92130

December 20, 2007
Secretary
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
Brandes Investment Trust - File Nos. 33-81396 and 811-08614
Post-Effective Amendment No. 25 to Registrant’s Registration Statement on Form
N-1A (the “Amendment”) pursuant to the Securities Act of 1933, as amended (the
“1933 Act”) (Amendment No. 26 to the Registration Statement pursuant to the
Investment Company Act of 1940, as amended)

Dear Sir or Madam:

Pursuant to Rule 461 under the 1933 Act, Brandes Investment Trust (the “Registrant”) and its undersigned distributor hereby request acceleration of the effective date of the above-captioned Amendment to December 26, 2007.

In connection with Rule 461(a), the Registrant hereby informs you that no commission is to be allowed or paid to any underwriter or broker-dealer participating in the distribution and that, accordingly, no review or statement by the Financial Industry Regulatory Authority has been made.

In connection with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934 and Release No. 33-4968, the undersigned hereby inform you that no distribution of preliminary prospectuses has been made.  All brokers will receive copies of the final prospectus and will have an opportunity to review it before offering the security to their clients.

Very truly yours,

BRANDES INVESTMENT TRUST

By:  /s/ Debra McGinty-Poteet
        Name: Debra McGinty-Poteet
        Title:   President

QUASAR DISTRIBUTORS, LLC

By:  /s/ James R. Schoenike
       Name:  James R. Schoenike
       Title:    President

cc:  Linda Stirling, Securities and Exchange Commission